

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 9, 2009

Mr. Andrew B. Mazzone, President
XIOM Corp.
78 Lamar Street
West Babylon, NY 11704

RE: XIOM Corp.
        Form 10-KSB for the Fiscal Year ended September 30, 2008
        File No. 333-71748

Dear Mr. Mazzone:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                            Sincerely,

                            Terence O'Brien,
                             Accounting Branch Chief